Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise East Coast Opportunistic REIT, LLC Offering Statement on Form 1-A Filed February 13, 2024 File No. 024-12398

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise East Coast Opportunistic REIT, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 13, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on February 13, 2024 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Offering Statement on Form 1-A

Cover Page

1.	We note, on the cover page, you indicate that you intend to focus primarily on assets located in the East Coast and certain metropolitan areas, including those in the Sunbelt States. However, on page 81, you state that you could also invest in assets in Europe. Please revise your disclosure on the cover to clarify this if true, or revise your disclosure on page 81 to address this discrepancy. Ensure that your disclosure is consistent throughout.

As disclosed on the cover page, the Company intends to focus “primarily” on assets in certain East Coast states and metropolitan areas, and in high-growth Sunbelt states. On page 81, the Company notes that it “expect[s] to continue to focus” on those markets, and that “if” it invests in Europe, it would focus on commercial properties in Europe with similar characteristics as those properties in which the Company has previous investment and management expertise. Given that potential investment in Europe is not a major focus of the Company, the Company respectfully submits that its current disclosure is appropriate.

2.	We refer to your statement regarding the aggregate amount offered pursuant to “a prior offering.” To the extent correct, please revise to clarify if the aggregate amount raised was the total amount raised through all prior offerings.

In response to the Staff’s comment, the Amendment updates the Offering Statement to clarify that the aggregate amounts were raised pursuant to all prior Regulation A offerings.

Questions and Answers about this offering?

What is Fundrise East Coast Opportunistic REIT, LLC?, page 1

3.	We refer to your statement that you may invest through subsidiaries, which may have rights to receive preferred economic returns. However, on page 43 you state that you “may invest in majority-owned subsidiaries owning real estate where [you] are entitled to receive a preferred economic return.” Please revise to ensure consistency throughout. Additionally, in an appropriate place, please clarify the investments you have made to date in such subsidiaries, your respective interest in such subsidiaries by stating the percentage invested in such subsidiaries in your table on page 90, and clarify the return structure with respect to such subsidiaries.

The Company respectfully submits that its disclosure with respect to “majority-owned subsidiaries” is clear, in that the Company may receive preferred economic returns through some majority-owned subsidiaries. However, the Amendment updates the Offering Statement on page 43 to make the disclosure consistent.

The Company also respectfully submits that complete details of its investments in such subsidiaries is disclosed on page 91 and that investors can review investment amounts and determine relative ownership percentages by reviewing details in the Form 1-Us linked thereto. However, in response to the Staff’s comment, the Amendment updates the Offering Statement to include a cross reference in the Q/A to the detailed disclosures included on page 91.

What is an EREIT?, page 1

4.	Please revise your disclosure to clearly explain what you mean by the term “eREIT” and clarify whether the only difference as compared to a typical REIT structure is the use of the electronic platform, or otherwise discuss the additional differences.

The Company respectfully submits that the disclosure under the Q&A “What is an eREIT” is adequate to explain that an eREIT is a type of real estate investment trust sponsored by Rise Companies Corp., and offered directly to investors through the Fundrise Platform. However, in response to the Staff’s comment, the Amendment updates the Offering Statement to clarify that an eREIT uses a typical REIT structure and what distinguishes it from other publicly offered REITs is that it is available on the Fundrise Platform, which is an internet platform. “eREIT” is a registered trademark of the Company’s sponsor.

What kind of offering is this?, page 3

5.	We note your disclosure that you may “briefly” pause acceptance of subscriptions. Please revise to explain how you define “briefly,” how this is different from the provision in your subscription agreement that permits you to take up to 45 days to make a determination, and whether this provision would cause you to accept or reject a subscription beyond the 45 days referenced in the subscription agreement and on page 137.

The disclosure on page 3 is intended to address any concern that the offering might not be “continuous” due to the fact that, for operational purposes, the Company may not process subscriptions immediately. The disclosure on page 3 would not cause the Company to accept or reject subscriptions beyond the 45 days referenced in the subscription agreement and on page 138 of the Amendment.

Q: How will your NAV per share be calculated?, page 4

6.	We note your disclosure on page 4 regarding how your net asset value (“NAV”) per share will be calculated. We further note you have incorporated by reference your Form 1-U filed on January 2, 2024 which discloses your calculation of NAV as of December 30, 2023. Please revise your filing to disclose the weighted average for each key assumption (e.g., capitalization rates) and a quantitative illustration of the sensitivity of the valuation to changes in key assumptions.

The Company respectfully submits that its disclosure with respect to calculation of NAV is adequate. The Company utilizes a template for NAV updates that was previously provided to the Staff in connection with a comment letter dated April 11, 2019, for another entity sponsored by Rise Companies Corp. and managed by Fundrise Advisors, LLC. The template includes a balance sheet and details with respect to the process that the Company’s internal accountants use to calculate the NAV per common share. The Company has been utilizing this template for approximately 5 years.

What is the purchase price for your common shares?, page 4

7.	We note your disclosure that if “a material event occurs in between updates of NAV that would cause [y]our NAV per share to change by 5% or more from the last disclosed NAV, [you] will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable.” However, it appears that there have been instances where you have had a more than 5% change and do not appear to have filed supplements in between updates of your NAV to reflect the change or the reason for the change, such as in the past two quarters. Please revise to disclose the times where you have not disclosed the updated price and the reason for the change where there has been a material event that occurred in between updates of NAV that caused your NAV per share to change by 5% or more, explain why you did not file a supplement in those circumstances, and to the extent applicable, add appropriate risk factor disclosure to reflect that you failed to do so and the impact this may have had on purchasers during those interim periods when the price did not reflect this change in NAV.

As noted on page 5 of the Offering Statement in “Q: How exact will the calculation of the NAV per share be?”, “our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable.” There were no instances where a material event was known and its financial impact on our portfolio was immediately quantifiable in between updates to our NAV per share. Any changes of greater than 5% in our NAV per share were identified through our regular quarterly NAV per share calculation process and a supplement was filed at those times.

8.	We note your disclosure that individuals may generally withdraw their subscriptions prior to settlement, which you state “typically occurs between 3-5 days after the submission of the subscription.” Please revise to specify this time period so that individuals can determine how much time they have to withdraw. Please also reconcile this statement with the disclosure on page 135 that you have up to 45 days to accept a subscription and the disclosure in your subscription agreement and on page 137 that an investor is irrevocably subscribing for the shares.

In response to the Staff’s comment, the Amendment updates the Offering Statement to remove the statement that individuals may withdraw subscriptions prior to settlement. The disclosure with respect to investors irrevocably subscribing for shares is correct, notwithstanding the Company’s unequivocal right to accept or reject subscriptions within 45 days.

Will I have the opportunity to redeem my common shares?, page 5

9.	We note your disclosure that redemption amounts will be reduced by “NAV Distributions.” Please revise to explain these types of distributions, what factors would cause a distribution to be a “NAV distribution,” and provide a hypothetical example of such a situation. Also, please explain why distributions generally would not result in the reduction of NAV. Additionally, please define the term "exceptional redemptions" in this section.

The disclosure on page 5 and elsewhere in the Offering Statement includes the following and we respectfully submit that a hypothetical example would not add to investor understanding as the concept is quite straightforward in that the distribution that might otherwise have been paid is simply reduced by the amount of the NAV Distribution:

“NAV Distributions” are distributions that, in the sole discretion of the Manager, reduce the Company’s NAV (including, for example, distributions arising from the proceeds of the sale of one or more of our properties where such proceeds are not reinvested in other properties).

The term “exceptional redemptions” is also already defined in the Offering Statement as “redemption requests upon the death or “qualifying disability” of a shareholder” (see pages 5, 23 and 108).

Offering Summary

Our Structure, page 15

10.	Please revise to make the chart, including all amounts shown, legible.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include a more legible structure chart.

Conflicts of Interest, page 18

11.	Please clearly identify those entities that will directly compete with you for assets, disclose if those entities are still raising funds, and clarify how much they have to invest.

In response to the Staff’s comment, the Amendment updates the Offering Statement to disclose the entities that may compete with the Company for assets, the status of those offerings and their cash available.

12.	We note your disclosure that shareholders may only remove the manager for “cause” with a two-thirds vote. Please also clarify that this would lead to a 30-day (or in some cases, a 45-day) written notice period and that the manager could correct the issue and remain on. Further, please add risk factor disclosure that this could mean that a manager that has embezzled funds or committed fraud could continue to be a manager if sufficient votes are not obtained, which could result in an investor losing their entire investment.

This information is disclosed on page 68 of the Offering Statement under “Term and Removal of the Manager.” The Company respectfully submits that the risk that a manager who has embezzled funds or committed fraud is not removed by a vote of at least two-thirds of shareholders is remote and is not a material factor that would make an investment in the offering speculative or risky.

However, in response to the Staff’s comment, the Amendment updates the Offering Statement to update the current risk factor titled “Our common shareholders have limited voting rights and may be bound by either a majority or supermajority vote” to include the risk that a manager who has breached their fiduciary duties to the Company could remain as the manager unless a sufficient vote to remove the Manager is obtained.

Redemption Plan, page 23

13.	We note your disclosure on page 6 that 100% of the submitted redemption requests as of February 2, 2024 have been honored. For each of the past two years, please disclose the amount of redemption requests you have received, the amount of requests honored, and total paid, and the sources used for redemptions.

The Company respectfully notes that the additional disclosure requested is already included in its financial statements and notes thereto, however, it has updated the disclosure on pages 8 and 24 of the Offering Statement to also include such information.

If we pay distributions from sources other than our cash flow…, page 26

14.	We note that you have paid distributions, and that you state on page 8 that all distributions for the year ended December 31, 2023 have been paid out of cash flow from operations. We also note that in your Form 1 SA, your statement of cash flows show negative cash flow for the six months ended June 30, 2023. Please revise to clarify if you have only paid distributions from cash flow from operations. To the extent you have not, please update your risk factor to disclose that you have paid distributions from other sources, and the amount paid from other sources. Further, on page 95, please disclose for the past two years the amount of distributions paid, and each of the sources used to fund those distributions.

The Company respectfully notes that the additional disclosure requested is already included in its financial statements and notes thereto, however, it has updated the disclosure on pages 21 and 99 of the Offering Statement to also include such information. Additionally, in response to the Staff’s comment, the Amendment updates the Offering Statement to update the applicable risk factor.

Risk Factors, page 26

15.	Please add risk factor disclosure to disclose the risk to you if you internalize your manager or if your manager is internalized by another affiliate.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include this risk factor.

16.	We note several risk factors generally discussing the potential impact of inflation or changes in interest rates on your business, and that you have exposure to interest rate risk on your variable rate debt. To the extent recent inflationary pressures and rising interest rates have materially impacted your operations, please revise your risk factors to specifically discuss these issues, including by identifying the types of pressures you are facing and how your business has been affected.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include additional disclosure with respect to the impact of rising inflation and higher interest rates on the Company.

Risks Related to an Investment in Fundrise East Coast

We have limited operating history, and the prior performance…, page 26

17.	Please expand this risk factor, including in the header, or add a separate risk factor as appropriate, to highlight that you have had a net loss for the fiscal year ended December 31, 2022 and for the six months ended June 30, 2023, and quantify such amounts.

In response to the Staff’s comment, the Amendment updates the Offering Statement to update this risk factor to highlight the Company’s net loss for the fiscal years ended December 31, 2023 and 2022, respectively.

Risks Related to our Sponsor and the Fundrise Platform

Our Sponsor is a development stage company with limited operating history…, page 31

18.	We note that your sponsor has been operating for a number of years now. Please advise why you believe this risk factor is appropriate at this time.

The Company respectfully submits that this risk factor is appropriate given that the Company’s Sponsor is still incurring net losses and for the other reasons described in the risk factor, including the risk that the Sponsor may not be able to increase the capacity of the Fundrise Platform and maintain the necessary infrastructure to support the Company’s business. The Sponsor includes a similar risk factor in its qualified Regulation A offering.

Estimated Use of Proceeds, page 63

19.	Please revise to clarify if you will use the proceeds of this offering to repay indebtedness, including any loans referenced on page 89, or pay outstanding compensation to your manager. Please refer to Item 504 of Regulation S-K and Instruction 4 to Item 504. In this regard, we note your statement that you “expect” expenses or fees payable to your manager will be paid from cash flow from operations, but also that you state that if such expenses are not paid from cash flow, then they will reduce the cash available for investment and distribution.

The Company respectfully submits that footnote (4) to the table under “Estimated Use of Proceeds” already discloses that “Amount available for investment includes amounts owed to affiliates of our sponsor in connection with financing the purchase price of certain of our investments.” However, in response to the Staff’s comment, the Amendment updates the Offering Statement to make clear that proceeds from the offering may be used to repay short-term loans such as those referenced on page 89.

As disclosed on page 63, the estimated amount available for investments will be reduced by organization and offering expenses payable to the Manager, and while the Company expects other expenses and fees to be paid to the Manager will be paid out of cash flow from operations, if such fees and expenses are not paid from cash flow (or waived) they will reduce the cash available for investment and distribution.

Management Compensation, page 70

20.	We note your statement under acquisition fee that you “are not entitled to this fee.” Please explain what you mean by this statement.

The Company notes that “we” is defined in the Offering Statement as referring to the Company; however, the Amendment updates the Offering Statement to substitute “the Company” for “we” in order to avoid any confusion.

Investment Objectives and Strategy

Targeted Investments, Page 80

21.	We refer to your statement that you have acquired and intend to continue acquiring commercial real estate loans, and that you hold your assets for a period of “approximately five years from the one year anniversary of the qualification of our initial offering.” Please revise to clarify this term. We also note that you state on page F-12 of your financial statements in the Form 1-K that your real estate debt investments are classified as held to maturity.

In response to the Staff’s comment, the Amendment updates the Offering Statement to revise this disclosure to clarify that the Company will hold assets with the investment objective to realize growth in the value of the Company’s investments over the long term.

Plan of Operation, page 88

22.	We note that you continue to refer to a plan of operation, rather than Management’s Discussion and Analysis. Given that you have been in business for 3 years, please revise to refer to Management’s Discussion and Analysis. Additionally, we note that you have incorporated the Management's Discussion and Analysis by reference, and that in your Form 1-K you have provided some property disclosure. However, we note that you have not included all of the disclosure required by Items 14 and 15 of Form S-11. For example only, we note that you have not disclosed the average effective annual rent per square foot or unit, or occupancy, expressed as a percentage for the past 5 years. With respect to effective rent per square foot, please advise how you take into account tenant concessions and abatements. Please revise your disclosure to provide all information required by these items or advise why you believe this information is not required. In addition, please revise to include such information for all required properties. Refer to Instruction 2 of Item 14.

In response to the Staff’s comment, the Amendment updates the Offering Statement to refer to Management’s Discussion and Analysis, and to include additional disclosure required by Items 14 and 15 of Form S-11.

23.	Please disclose how the purchase prices for the properties were determined.

In response to the Staff’s comment, the Amendment updates the Offering Statement to make clear that the purchase prices for the properties were determined on an arm’s-length basis.

Related Party Loans, page 89

24.	We note your disclosure that as of February 2, 2024, you had related party debt in the amount of $29.3 million. Please revise to add narrative disclosure to explain the difference in amount since the end of 2023. In addition, please revise to clarify that the amounts shown in the table are in thousands.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include this disclosure and to clarify that the amounts shown in the table are in thousands.

Description of Our Common Shares

Distributions, page 94

25.	We refer to you to your column for Annualized Yield on page 95, which is based on a $10.00 per share purchase price. Given that the purchase price has changed over time and exceeds $10.00, please tell us how you determined this column accurately reflects annualized yield.

In response to the Staff’s comment, the Amendment updates the Offering Statement to remove this disclosure as it could be confusing for investors. Alternatively, investors can review Annualized Yield based on current per share purchase price in the Company’s Form 1-U filings for each distribution.

26.	We note your disclosure that you are not prohibited from distributing your own securities in lieu of making cash distributions to shareholders. Please revise to disclose if you have an established distribution reinvestment plan, and if not, how investors have otherwise agreed to accept securities in lieu of distributions. Further, please revise to clarify that such distributions would be included in the maximum offering amount you have under Regulation A.

As disclosed on page 9 of the Offering Statement, the Company has not yet adopted a distribution reinvestment plan, but investors may choose to use the proceeds of any distribution to purchase additional shares at the then-current purchase price either directly or through a program established by the Company’s Manager. Investors have agreed to accept securities in lieu of distributions by agreeing to be bound by the terms of the operating agreement, which gives the Manager the right to distribute other assets rather than cash, including the Company’s securities. As disclosed in the Offering Statement, the Company does not anticipate that it will distribute other assets in kind (other than in the context of a roll up transaction).

Further, in order to qualify as a REIT, the Company is required to distribute 90% of its “REIT taxable income”. It is possible that the Company, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. In the event that such shortfalls occur, the Company may need to pay dividends in the form of taxable stock dividends.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include a cross-reference on page 94 to the applicable section “Certain U.S. Federal Income Tax Considerations–Annual Distribution Requirements”.

Arbitration Provision, page 137

27.	We note, in the subscription agreement, you refer to arbitration being able to brought in the DC Metropolitan area; however, here you state that it must be conducted in “Virginia, in the Washington, D.C. metropolitan area,” and refer in the last sentence of the penultimate paragraph to the “laws of Washington, D.C.” Please revise as appropriate to clarify. Please also address the jury trial waiver here, and in each instance, please clarify that, by agreeing to be subject to the arbitration provision or jury trial waiver provision, investors will not be deemed to waive the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

In response to the Staff’s comment, the Amendment updates the subscription agreement to clarify that arbitration claims must be brought in the State of Virginia, in the Washington, D.C. metropolitan area and to include additional disclosure regarding the jury trail waiver and to clarify that by agreeing to be subject to the arbitration provision or jury trial waiver provision, investors will not be deemed to waive the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Form 1-K for the fiscal year ended December 31, 2022

Consolidated Statements of Cash Flows, page F-6

28.	The disclosure within your filing appears to indicate that your acquisitions of rental real estate properties were financed with third-party financing, as opposed to seller financing. To the extent you received financing from third parties, unrelated to the seller, for your acquisitions, please revise your statements of cash flows to show the constructive receipt of the Credit Facility advance within financing activities and the corresponding constructive disbursement within investing activities. In this regard, constructive receipt and disbursement relate to cash received and disbursed by another party on your behalf. Refer to ASC 230-10-45-13 and 14. This comment also applies to your interim financial statements in your Form 1-SA for the Semiannual Period ended June 30, 2023.

The Company acknowledges that the financing for acquisitions received from third parties, unrelated to the seller, should have been classified as proceeds from financing activities, with corresponding constructive disbursements within investing activities, rather than as previously disclosed in the Supplemental Disclosure of Non-Cash Activity section of the Consolidated Statements of Cash Flows (“CSOCF”) for the year ended December 31, 2022 filed in the Company’s Form 1-K and for the periods ended June 30, 2023 and June 30, 2022 filed in the Company’s Form 1-SA (the “Prior Periods”).

As a result, the Company filed Form 1-U on April 24, 2024 to provide notice of non-reliance on these previously issued consolidated financial statements.  The Company subsequently corrected the error to these Prior Periods through filing its Form 1-K for the years ended December 31, 2023 and 2022 on April 29, 2024, and Forms 1-SA/A for the six months ended June 30, 2023 and June 30, 2022 on May 5, 2024.  These consolidated financial statement filings provide disclosure on the background of the restatement and a summary of the associated accounting impact noted above.

General

29.	We note that on your website, on your page for “Client returns,” and in certain of your client letters, such as the letter dated January 9, 2023, you refer to an aggregated Fundrise return for investments, and that in your investor letter, dated November 15, 2023, you reference the returns of the Vanguard S&P 500 ETF (VOO) and Vanguard REIT ETF (VNQ). Please explain why you believe the use of an aggregated Fundrise return and the reference to the Vanguard returns is appropriate. In this regard, we note your letter to investors from February 2021, which states, “The original version of this letter, published January 21, 2021, included the 2020 platform level returns of the Fundrise portfolio, as well as the 2020 returns of two broad-based ETFs, which were intended to serve as familiar performance benchmarks representing a diversified portfolio of public REITs and public stocks, respectively. In June 2021, we received a regulatory request to disaggregate fund returns of the Fundrise portfolio, and to refrain from using specific branded investment products (such as ETFs) as benchmarks for the performance of Fundrise sponsored programs. In an effort to comply with this request, we removed the aforementioned items from the contents of this letter. The Fundrise portfolio return information has been replaced with a breakdown of returns earned by each Fundrise sponsored fund, and the specific ETF return information has been replaced with the performance of broad-based indices which track the performance of the same respective asset classes. To serve as a benchmark for public REITs, we are now using the NAREIT All REITs index. To serve as a benchmark for public stocks, we are now using the S&P 500 index.”

The Company respectfully refers the Staff to the response letter from Fundrise Real Estate Investment Trust, LLC dated May 11, 2021 to the Staff’s comment letter dated April 30, 2021, in connection with a Regulation A offering for Fundrise Real Estate Investment Trust, LLC, an entity that is also sponsored by the Company’s sponsor.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ David Roberts

David Roberts

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Patrick Wilson, Esq.
Goodwin Procter LLP